EX‑35.4

(logo) BERKADIA

Annual Statement as to Compliance

For the Year Ended December 31, 2014 (the “Reporting Period”)

GS Mortgage Securities Corporation II, Series 2014-GC20

Pursuant to Section 3.06 (f) of the Subservicing Agreement governing the referenced transaction (the “Serv icing Agreement”), I hereby attest that:

i .   A review of the activities and performance of Berkadia as Subservicer during the Reporting Period has been made under my supervision.

ii .   To the best of my knowledge, based on such review, Berkadia as Subservicer has fulfilled, in all material respects, its obligations under this Subservicing Agreement throughout the Reporting Period and no default by the Subservicer under the Subservicing Agreement has occurred and is continuing.

Berkadia ,

  /s/ Mark E. McCool

Mark E. McCool

President

February 10, 2015